PAPERCLIP SOFTWARE, INC.
                               3 UNIVERSITY PLAZA
                              HACKENSACK, NJ 07601


Robert H. Stone, President                                    September 11, 1997
Access Solutions International, Inc.
650 Ten Rod Road
North Kingstown, Rhode Island 02852

Dear Bob,

     Thank you for the draft of a letter of agreement to amend the nature of Access Solutions International, Inc.'s ("ASI") acquisition of PaperClip Software, Inc. ("PaperClip") pursuant to the previously executed Asset Purchase Agreement by and between ASI and PaperClip, dated as of April 15, 1997 (the "Asset Purchase Agreement"). Over the last several weeks we have worked together in order to create a transaction, acceptable to both of our companies, that addresses the outstanding issues. We have been discussing a merger as a means to meet the needs of both companies. Set forth below is a general outline of a modified merger transaction that we believe adequately addresses the requirements of both companies.

THE REVERSE SUBSIDIARY MERGER

     1. In order to avoid the need for ASI to prepay the outstanding PaperClip Convertible Notes at closing, the Convertible Note Holders have agreed to exchange their Convertible Notes for newly issued preferred stock of PaperClip. The Convertible Note (in the aggregate outstanding principal amount of $129,690.74)(1) will be exchanged (at a rate of $0.30 per share) into an aggregate of 432,303(1) shares of PaperClip preferred stock.(1) After 18 months, the holders of the preferred stock will have the option to put the shares of the preferred stock to ASI for cash or ASI common stock and Class B Warrants. After 30 months, ASI shall have the right to redeem the preferred stock for cash or ASI common stock and Class B Warrants. The put price and the redemption price shall be for the same number of shares of ASI common stock and Class B Warrants as 1 share of PaperClip common stock would receive, or for cash equal to the liquidation preference, plus, in each case, accrued but unpaid dividends on the preferred stock. The dividend rate on the preferred stock will be 12% per annum. The preferred stock will be non-voting and will have a liquidation preference in an aggregate principal amount of $129,690.74.(1)

     2. ASI sets up a merger subsidiary.

--------------------------
     1. Plus unpaid interest accrued on the Convertible Notes which shall be exchanged for additional shares of preferred stock.

     3. The companies proceed with a reverse subsidiary merger whereby ASI's subsidiary merges into PaperClip with PaperClip surviving as a subsidiary of ASI. ASI will own all of the voting stock of this subsidiary, but initially will not own the non-voting preferred stock described above. The consideration for the merger would be 1,544,438 shares of ASI common stock plus an equivalent number of ASI Class B Warrants. All shares will be freely tradeable, subject to the lock-up in the same manner as contemplated by the Asset Purchase Agreement. Each common stockholder of PaperClip will receive all shares of ASI common stock and Class B Warrants that such stockholder is entitled to upon such stockholder's execution of a lock-up agreement substantially in the form of the lock-up agreement attached to the Asset Purchase Agreement as Exhibit A-1 or A-2; otherwise, such stockholder's shares will be held in escrow.

     4. 75,000 shares of ASI common stock plus an equivalent number of ASI Class B Warrants shall be held in escrow for 2 years following the closing. In the event ASI redeems for cash or shares any of PaperClip's warrants, a number of escrow shares and an equivalent number of Class B Warrants determined by dividing the costs of redemption by $4.75 will be returned to ASI; otherwise any remaining shares and Class B Warrants shall be distributed to the PaperClip shareholders at the expiration of the 2 year escrow period.

     5. In reliance on PaperClip's representations that its outstanding convertible securities are as set forth on Schedule 1 to this letter, and that no events have occurred that would lower the exercise price or increase the number of shares of PaperClip common stock into which any such securities can be converted, ASI and PaperClip agree that at the closing each outstanding convertible security of PaperClip shall be converted into the right to receive for each share underlying such convertible security the same number of shares of ASI common stock and Class B Warrants as a stockholder of 1 share of PaperClip common stock would be entitled to receive at the closing.

     6. ASI and PaperClip agree that each will use its best efforts, and will use its best efforts to cause its attorneys, accountants and other advisors, to prepare and file a Form S-4 reflecting the transaction as promptly as possible, but in any event within thirty (30) days of the date hereof.

     7. ASI agrees that it will cause its counsel to prepare, and ASI and PaperClip agree that each will use its best efforts to negotiate in good faith and execute, a definitive Merger Agreement as promptly as possible, but in any event within thirty (30) days of the date hereof. Upon execution of such Merger Agreement, the Asset Purchase Agreement shall be terminated and shall cease to be of any force and effect. The Merger Agreement will contain representations, warranties, covenants and conditions to closing identical to those contained in the Asset Purchase Agreement except to the extent inconsistent with the terms hereof, in which case they shall be modified to the limited extent necessary to accommodate the new structure described herein.

     8. As a condition to closing the merger transaction, PaperClip shall, (i) terminate the consulting agreement with Stephen Kornfeld, without any additional compensation to be due by ASI or PaperClip, (ii) terminate the employment agreement with William Weiss, and (iii) terminate the underwriting agreement, and the mergers and acquisitions agreement, each between PaperClip and AR Baron.

     9. ASI agrees that for employees of PaperClip who continue to be employed by the new subsidiary of ASI, it will provide the new ASI employees with options for ASI common stock in an amount deemed appropriate by ASI's board for such employee in lieu of such employee's PaperClip Options.

     10. ASI agrees that it will refrain from exercising its right of conversion contained in the $300,000 Convertible Promissory Note unless the Merger Agreement terminates without consummation of the closing.

     Please confirm your agreement with the terms set forth in this letter by executing this letter where indicated below, whereupon it shall become a binding agreement.

                                                 PAPERCLIP SOFTWARE, INC.



                                                 By:/s/William Weiss
                                                    ----------------------------
                                                       William Weiss,
                                                       Chief Executive Officer


Agreed and accepted this 12th
day of September 1997.


ACCESS SOLUTIONS
  INTERNATIONAL, INC.


By:/s/Robert H. Stone
   -----------------------------
      Robert H. Stone, President

                                   SCHEDULE 1


 Class A Public Warrants ($3.125)                            3,599,500

 Baron Option ($3.375)                                         359,950

 Baron Warrants Option ($4.219)                                359,950

 Bridge Warrants ($1.125)                                      365,746

 Warrants in connection with
     8% Secured Note  ($1.625)                                  45,608
                                                             ---------
                                                             4,730,754